UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JANUARY 2008

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82                    .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: January 24, 2008	By:	/s/ RANDY MILNER
		Name:	Randy Milner
		Title:	Senior Vice President, General Counsel & Corporate Secretary

NEWS RELEASE

Methanex Corporation
1800 - 200 Burrard St.
Vancouver, BC Canada V6C 3M1
Investor Relations: (604) 661-2600 http://www.methanex.com
For immediate release
METHANEX ANNOUNCES RECORD EARNINGS IN THE FOURTH QUARTER AND COMPLETES ANOTHER EXCELLENT YEAR
January 23, 2008
For the fourth quarter of 2007, Methanex achieved record earnings of $1.72 per share (on a diluted basis), net income of $171.7 million and Adjusted EBITDA1 of $270.3 million. This compares to earnings of $0.24 per share (on a diluted basis), net income of $23.6 million and Adjusted EBITDA of $68.6 million for the third quarter of 2007. For the year ended December 31, 2007, Methanex reported Adjusted EBITDA1 of $652.3 million and net income of $375.7 million ($3.68 per share on a diluted basis).
Bruce Aitken, President and CEO of Methanex commented, “We are delighted to have produced record quarterly earnings per share and another excellent year for our shareholders. Methanol markets were tight during the fourth quarter as several planned and unplanned outages continued to impact global methanol supply. In addition, despite the high methanol price environment, methanol demand remained strong in both traditional chemical derivatives and new energy applications which benefited from record high energy prices. As a result, methanol prices reached all-time highs and we realized an average selling price of $514 per tonne in Q4 2007, an increase of $244 per tonne over our realization of $270 per tonne in Q3 2007.”
Mr. Aitken added, “As we enter the first quarter of 2008, we have seen some downward pressure on methanol prices, however prices remain at high levels. Global methanol supply has improved recently, including production in China where there is an incentive to produce at higher operating rates and export more methanol in the current high methanol price environment. However, we believe that industry inventories globally continue to be at low levels.”
Mr. Aitken concluded, “Our excellent cash generation in the fourth quarter leaves us in a strong financial position. With US$488 million cash on hand at the end of the year, a strong balance sheet and a US$250 million undrawn credit facility, we are well positioned to meet our financial requirements related to our methanol project in Egypt, pursue opportunities to accelerate natural gas development in southern Chile, pursue opportunities to sponsor methanol demand in new energy applications, pursue other strategic growth initiatives, and continue to deliver on our commitment to return excess cash to shareholders.”
A conference call is scheduled for Thursday, January 24, 2008 at 11:00 am EST (8:00 am PST) to review these fourth quarter results. To access the call, dial the Telus Conferencing operator ten minutes prior to the start of the call at (416) 883-0139, or toll free at (888) 458-1598. The passcode for the call is 45654. A playback version of the conference call will be available for fourteen days at (877) 653-0545. The reservation number for the playback version is 518971. There will be a simultaneous audio-only webcast of the conference call, which can be accessed from our website at www.methanex.com. In addition, an audio recording of the conference call can be downloaded from our website for three weeks after the call.
Methanex is a Vancouver based, publicly traded company engaged in the worldwide production, distribution and marketing of methanol. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX”, on the NASDAQ Global Market in the United States under the trading symbol “MEOH”, and on the foreign securities market of the Santiago Stock Exchange in Chile under the trading symbol “Methanex”. Methanex can be visited online at www.methanex.com.
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FORWARD-LOOKING STATEMENTS
Information contained in this press release and the attached Fourth Quarter 2007 Management’s Discussion and Analysis contains forward-looking statements. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements. Methanex believes that it has a reasonable basis for making such forward-looking statements. However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, the ability to successfully carry out corporate initiatives and strategies, conditions in the methanol and other industries including the supply and demand balance for methanol, the success of natural gas exploration and development activities in southern Chile and our ability to obtain any additional gas in that region on commercially acceptable terms, actions of competitors and suppliers, actions of governments and governmental authorities, changes in laws or regulations in foreign jurisdictions, world-wide economic conditions and other risks described in our 2006 Management’s Discussion & Analysis and the attached Fourth Quarter 2007 Management’s Discussion and Analysis. Undue reliance should not be placed on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes anticipated in forward-looking statements may not occur and we do not undertake to update forward-looking statements. These materials also contain certain non-GAAP financial measures. Non-GAAP financial measures do not have any standardized meaning and therefore are unlikely to be comparable to similar measures used by other companies. For more information regarding these non-GAAP measures, please see our 2006 Management’s Discussion & Analysis and the attached Fourth Quarter 2007 Management’s Discussion and Analysis.

[1]	These items are non-GAAP measures that do not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Supplemental Non-GAAP Measures in the attached Fourth Quarter 2007 Management’s Discussion and Analysis for a description of each Supplemental Non-GAAP Measure and a reconciliation to the most comparable GAAP measure.
For further information, contact:
Jason Chesko
Director, Investor Relations
Tel: 604.661.2600
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Share Information	Investor Information
4            Interim Report
For the
Year Ended
December 31, 2007
At January 23, 2008 the Company had 97,770,254 common shares issued and outstanding and stock options exercisable for 802,416 additional common shares.
Methanex Corporation’s common shares are listed for trading on the Toronto Stock Exchange under the symbol MX, on the Nasdaq Global Market under the symbol MEOH and on the foreign securities market of the Santiago Stock Exchange in Chile under the trading symbol Methanex.

Transfer Agents & Registrars	All financial reports, news releases and corporate information can be accessed on our website at www.methanex.com.

Contact Information

 Methanex Investor Relations
1800 - 200 Burrard Street
Vancouver, BC Canada V6C 3M1

CIBC Mellon Trust Company 320 Bay Street Toronto, Ontario, Canada M5H 4A6 Toll free in North America: 1-800-387-0825	E-mail: invest@methanex.com Methanex Toll-Free: 1-800-661-8851
FOURTH QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS
Except where otherwise noted, all currency amounts are stated in United States dollars.
This fourth quarter 2007 Management’s Discussion and Analysis should be read in conjunction with the 2006 Annual Consolidated Financial Statements and the Management’s Discussion and Analysis included in the Methanex 2006 Annual Report. The Methanex 2006 Annual Report and additional information relating to Methanex is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

	Three Months Ended			Years Ended
	Dec 31	Sep 30	Dec 31	Dec 31	Dec 31
($ millions, except where noted)	2007	2007	2006	2007	2006

Sales volumes (thousands of tonnes)
Company produced
Chile and Trinidad	913	933	1,077	4,082	4,990
New Zealand	84	140	83	487	320

	997	1,073	1,160	4,569	5,310
Purchased methanol	421	387	288	1,453	1,101
Commission sales [1]	195	168	134	590	584

Total sales volumes	1,613	1,628	1,582	6,612	6,995
Methanex average non-discounted posted price ($ per tonne) [2]	637	303	558	451	396
Average realized price ($ per tonne) [3]	514	270	460	375	328
Adjusted EBITDA [4]	270.3	68.6	279.2	652.3	800.1
Operating income [4]	241.3	37.4	251.5	539.9	693.2
Net income	171.7	23.6	172.4	375.7	482.9
Income before unusual items (after-tax) [4]	171.7	23.6	172.4	375.7	457.2
Cash flows from operating activities 4 5	187.8	59.9	218.5	493.9	622.9
Basic net income per common share	1.74	0.24	1.62	3.69	4.43
Diluted net income per common share	1.72	0.24	1.61	3.68	4.41
Diluted income before unusual items (after-tax) per share [4]	1.72	0.24	1.61	3.68	4.18
Common share information (millions of shares):
Weighted average number of common shares	98.9	100.2	106.5	101.7	109.1
Diluted weighted average number of common shares	99.6	100.4	106.9	102.1	109.4
Number of common shares outstanding, end of period	98.3	99.4	105.8	98.3	105.8

[1]	Commission sales represent volumes marketed on a commission basis. Commission income is included in revenue when earned.

[2]	Methanex average non-discounted posted price represents the average of our non-discounted posted prices in North America, Europe and Asia Pacific weighted by sales volume. Current and historical pricing information is available at www.methanex.com.

[3]	Average realized price is calculated as revenue, net of commissions earned, divided by the total sales volumes of produced and purchased methanol.

[4]	These items are non-GAAP measures that do not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Supplemental Non-GAAP Measures for a description of each non-GAAP measure and a reconciliation to the most comparable GAAP measure.

[5]	Cash flows from operating activities in the above table represents cash flows from operating activities before changes in non-cash working capital.

METHANEX CORPORATION 2007 FOURTH QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 1

PRODUCTION SUMMARY

	Annual	2007	2006	Q4 2007	Q3 2007	Q4 2006
(thousands of tonnes)	Capacity	Production	Production	Production	Production	Production

Chile I, II, III and IV	3,840	1,841	3,186	288	233	766
Titan	850	861	864	220	191	229
Atlas (63.1% interest)	1,073	982	1,057	278	290	267
New Zealand	530	435	404	75	122	111

	6,293	4,119	5,511	861	836	1,373

Our methanol facilities in Chile produced 288,000 tonnes compared with a quarterly capacity of 960,000 tonnes during the fourth quarter of 2007. When operating at capacity, we source approximately 60% of our natural gas requirements for our production facilities in Chile from natural gas suppliers in Argentina that are affiliates of international oil and gas companies. Since June, we have not received any of our natural gas supply from Argentina and this resulted in approximately 600,000 tonnes of lost production during the fourth quarter of 2007. We believe that there currently is sufficient natural gas production capability in the region to meet our full contracted supply from Argentina and that all pipeline capacity to transport natural gas from southern Argentina to the more populated areas in northern Argentina is full. However, natural gas supply has not been restored.
Effective July 25, 2006, the government of Argentina increased the duty on exports of natural gas from Argentina to Chile, which have been in place since May 2004, from approximately $0.30 per mmbtu to approximately $2.25 per mmbtu. This duty is reviewed quarterly and is adjusted with reference to a basket of international energy prices. While our natural gas contracts provide that natural gas suppliers are to pay any duties levied by the government of Argentina, we were contributing towards the cost of these duties when we were receiving natural gas from Argentina during the first half of 2007. We are in continuing discussions with our Argentinean natural gas suppliers regarding the impact of the increased export duty.
We cannot provide assurance as to when and to what extent our natural gas supply from Argentina will be restored or that we will be able to reach continuing arrangements with our natural gas suppliers, or that the impact of these issues will not continue to have an adverse effect on our results of operations and financial condition.
When operating at capacity, we source approximately 40% of our natural gas requirements for our production facilities in Chile from natural gas suppliers in Chile, primarily from Empresa Nacional del Petroleo (ENAP), the Chilean state-owned energy company, and from GeoPark Chile Limited (GeoPark). As a result of our Argentinean natural gas supply issues, all of the methanol production at our Chile facilities during the fourth quarter of 2007 was produced with natural gas from Chile. We received less than our full natural gas supply from ENAP as a result of ongoing deliverability and production issues. However, both ENAP and GeoPark increased natural gas supply to our Chile facilities during the fourth quarter of 2007 which allowed us to increase our methanol production compared with the third quarter of 2007.
We continue to work on sourcing additional natural gas supply for our Chile facilities from alternative sources in Chile. We are pursuing investment opportunities with ENAP and GeoPark to help accelerate the development of natural gas in southern Chile. Both parties are undertaking gas exploration and development programs in areas of southern Chile that are relatively close to our production facilities and their exploration and development efforts continue to be encouraging. ENAP and GeoPark recently announced discoveries of commercial gas in this area and as a result, Geopark has increased deliveries to our plants. On November 26, 2007, we announced that we signed a natural gas prepayment agreement with GeoPark Chile Limited under which we will provide US$40 million in financing to support and accelerate GeoPark’s natural gas exploration and development activities in the Fell Block in Southern Chile. Under the arrangement, GeoPark will also provide us with natural gas supply sourced from the Fell Block under a ten year supply agreement. If these activities are successful we expect our natural gas supply from GeoPark to increase over time. In November 2007, the government of Chile completed its first international bidding round to assign natural gas exploration areas which lie close to our production facilities and announced the participation of five international oil and gas companies. Exploration and development activities in these areas in Southern Chile are expected to commence during the first half of 2008.

METHANEX CORPORATION 2007 FOURTH QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 2

We cannot provide assurance that ENAP, GeoPark or others will be successful in the exploration and development of natural gas or that we would obtain any additional natural gas on commercially acceptable terms.
Our methanol facilities in Trinidad represent over 1.9 million tonnes of low cost annual capacity. These methanol facilities continue to operate well and operated above design capacity during the fourth quarter of 2007. Our Atlas methanol facility produced 278,000 tonnes, or 104% of design capacity, and our Titan facility produced 220,000 tonnes, or 104% of design capacity.
We are currently operating our 530,000 tonne per year Waitara Valley facility in New Zealand. We produced 75,000 tonnes, or 57% of total capacity, at our Waitara Valley facility in New Zealand during the fourth quarter of 2007. Production was lower than capacity at this facility as a result of planned maintenance activities that were completed at the end of November 2007. We have sufficient contracted natural gas supply to allow us to produce at this facility until at least mid-2008. We are currently in discussions to secure natural gas to extend production from this facility or possibly commence operations at one of our larger 900,000 tonne per year facilities at our Motunui location. The future of our New Zealand operations continues to be dependent upon methanol industry supply and demand and the ability to secure natural gas on commercially acceptable terms.
EARNINGS ANALYSIS
The operating results for our production facilities in Chile, Trinidad and New Zealand represent a substantial proportion of our Adjusted EBITDA and, accordingly, we separately discuss changes in average realized price, sales volumes and total cash costs related to these facilities. Our core production facilities in Chile and Trinidad have an annual production capacity of 5.8 million tonnes and represent over 90% of our current annual production capacity. Our New Zealand assets represent flexible capacity and we are currently operating our 530,000 tonne per year Waitara Valley facility in New Zealand.
For a further discussion of the definitions and calculations used in our Adjusted EBITDA analysis, refer to How We Analyze Our Business.
For the fourth quarter of 2007 we recorded Adjusted EBITDA of $270.3 million and net income of $171.7 million ($1.72 per share on a diluted basis). This compares with Adjusted EBITDA of $68.6 million and net income of $23.6 million ($0.24 per share on a diluted basis) for the third quarter of 2007 and Adjusted EBITDA of $279.2 million, net income of $172.4 million ($1.61 per share on a diluted basis) for the fourth quarter of 2006.
For the year ended December 31, 2007, we recorded Adjusted EBITDA of $652.3 million, net income of $375.7 million ($3.68 per share on a diluted basis) compared with Adjusted EBITDA of $800.1 million, net income of $482.9 million ($4.41 per share on a diluted basis) and income before unusual items (after-tax) of $457.2 million ($4.18 per share on a diluted basis) during the same period in 2006.

METHANEX CORPORATION 2007 FOURTH QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 3

The following is a reconciliation of net income to income before unusual items (after-tax):

	Three Months Ended			Years Ended
	Dec 31	Sep 30	Dec 31	Dec 31	Dec 31
($ millions)	2007	2007	2006	2007	2006

Net income	$171.7	$23.6	$172.4	$375.7	$482.9
Add/(deduct) unusual items:
Future income taxes related to a change in tax legislation	—	—	—	—	(25.7)

Income before unusual items (after-tax)	$171.7	$23.6	$172.4	$375.7	$457.2

Refer to page 6 of this Management’s Discussion and Analysis and note 7 to our fourth quarter of 2007 interim consolidated financial statements for further information regarding future income taxes related to a change in tax legislation.
ADJUSTED EBITDA
The increase (decrease) in Adjusted EBITDA resulted from changes in the following:

	Q4 2007	Q4 2007	2007
	compared with	compared with	compared with
($ millions)	Q3 2007	Q4 2006	2006

Average realized price	$231	$48	$181
Sales volumes	(9)	(46)	(136)
Total cash costs[1]	(56)	(33)	(212)
Margin on sale of purchased methanol	36	22	19

	$202	$(9)	$(148)

[1]	For the definitions and calculations in our Adjusted EBITDA analysis, refer to HOW WE ANALYZE OUR BUSINESS on page 12.
Average realized price

	Three Months Ended			Years Ended
	Dec 31	Sep 30	Dec 31	Dec 31	Dec 31
($ per tonne, except where noted)	2007	2007	2006	2007	2006

Methanex average non-discounted posted price [1]	637	303	558	451	396
Methanex average realized price [2]	514	270	460	375	328
Average discount	19%	11%	18%	17%	17%

[1]	Methanex average non-discounted posted price represents the average of our non-discounted posted prices in North America, Europe and Asia Pacific weighted by sales volume. Current and historical pricing information is available at www.methanex.com.

[2]	Average realized price disclosed above is calculated as revenue, net of commissions earned, divided by the total sales volumes of produced and purchased methanol. For the purposes of our Adjusted EBITDA analysis, we compare our average realized price for sales of our produced methanol. The average realized price for sales of our produced methanol will differ from the price disclosed above as sales under long-term contracts, where the prices are either fixed or linked to our costs plus a margin, are included as sales of produced methanol.
As we entered the fourth quarter of 2007, there was a sharp increase in contract methanol pricing as a result of tight market conditions and low global inventories brought on by significant planned and unplanned production outages across the methanol industry, including our own facilities in Chile. Our average non- discounted posted price for the fourth quarter of 2007 was $637 per tonne compared with $303 per tonne for the third quarter of 2007 and $558 per tonne for the fourth quarter of 2006. Our average realized price for the fourth quarter of 2007 was $514 per tonne compared with $270 per tonne for the third quarter of 2007 and $460 per tonne for the fourth quarter of 2006. Higher average realized prices for the fourth quarter of 2007 increased our Adjusted EBITDA by $231 million compared with the third quarter of 2007 and by $48 million compared with the fourth quarter of 2006. Our average realized price for the year ended December 31, 2007 was $375 per tonne compared with $328 per tonne during 2006 and this increased our Adjusted EBITDA by $181 million.
The methanol industry is highly competitive and prices are affected by supply/demand fundamentals. We publish non-discounted prices for each major methanol market and offer discounts to customers based on various factors. For the fourth quarter of 2007 our average realized price was approximately 19% lower than our average non-discounted posted price. This compares with approximately 11% lower for the third quarter of 2007 and 18% lower for the fourth quarter of 2006.

METHANEX CORPORATION 2007 FOURTH QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 4

To reduce the impact of cyclical pricing on our earnings, we have entered into long-term contracts for a portion of our production volume with certain global customers where prices are either fixed or linked to our costs plus a margin. For the year ended December 31, 2007, these sales have represented 22% of our total sales volumes. The discount from our average non-discounted posted pricing widened during the fourth quarter of 2007 compared with the third quarter of 2007 primarily as a result of the significant increase in methanol prices. We expect the discount from our non-discounted posted prices will narrow during periods of lower pricing.
Sales volumes
Sales volumes of produced methanol for the fourth quarter of 2007 were lower by 76,000 tonnes compared with the third quarter of 2007 and lower by 163,000 tonnes compared with the fourth quarter of 2006 and this decreased Adjusted EBITDA by $9 million and $46 million, respectively. Sales volumes of produced methanol for year ended December 31, 2007 were lower than 2006 by 741,000 tonnes primarily as a result of lower Chile production and this decreased Adjusted EBITDA by $136 million.
Total cash costs
Our production facilities in Chile and Trinidad are underpinned by natural gas purchase agreements with pricing terms that include base and variable price components. The variable component is adjusted at the time of production in relation to changes in methanol prices above pre-determined prices. As a result of these pricing terms, our natural gas costs are based on methanol prices at the time of production which may differ from methanol prices at the time of sale.
Our total cash costs for the fourth quarter of 2007 compared with the third quarter of 2007 were higher by $56 million. Our natural gas costs and other costs related to our Chile and Trinidad inventory sold during the fourth quarter of 2007 were higher compared with the third quarter of 2007 by $42 million primarily due to the impact of higher methanol pricing. Our ocean freight costs during the fourth quarter of 2007 were higher compared with the third quarter of 2007 by $9 million as a result of changes to our supply chain and higher fuel costs. Our selling, general and administrative costs were also higher by $5 million during the fourth quarter of 2007 compared with the third quarter of 2007 primarily due to the timing of expenditures.
Total cash costs for the fourth quarter of 2007 compared with the same period in 2006 were higher by $33 million. Our natural gas costs and other costs related to our Chile and Trinidad inventory sold during the fourth quarter of 2007 were higher compared with the third quarter of 2007 by $18 million primarily due to the impact of higher methanol pricing. Our ocean freight costs during the fourth quarter of 2007 were higher compared with the fourth quarter of 2006 by $8 million primarily as a result of changes to our supply chain and higher fuel costs. The remaining increase in our cash costs during the fourth quarter of 2007 compared with the fourth quarter of 2006 of $7 million primarily relates to higher unabsorbed fixed costs as a result of lower production rates at our Chile facilities in 2007.
Total cash costs for the year ended December 31, 2007 compared with 2006 were higher by $212 million. Cash costs related to sharing Argentina export duties increased by $53 million to $61 million in 2007 from $8 million in 2006. For the year ended December 31, 2007 compared with 2006, our natural gas costs and other costs related to our produced product sold were higher by $132 million primarily due to impact of higher methanol pricing during 2007. Our ocean freight costs were higher by $9 million for the year ended December 31, 2007 compared with 2006 primarily due to higher fuel costs. Our in-market distribution costs were higher by $11 million for the year ended December 31, 2007 compared with 2006. These higher in-market distribution costs have been substantially recovered from customers and this recovery has been included in revenue. Our selling, general and administrative expenses were lower by $7 million for the year ended December 31, 2007 compared with 2006 primarily as a result of impact of changes in our share price on our stock-based compensation expense. The remaining increase in cash costs of $14 million for the year ended December 31, 2007 compared with the same period in 2006 is primarily related to higher unabsorbed fixed costs as a result of lower production rates at our Chile facilities.

METHANEX CORPORATION 2007 FOURTH QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 5

Margin on sale of purchased methanol
We purchase additional methanol produced by others through long-term and short-term offtake contracts or on the spot market to meet customer needs and support our marketing efforts. Consequently, we realize holding gains or losses on the resale of this product depending on the methanol price at the time of resale. During the fourth quarter of 2007, we had a positive cash margin of $35 million on the resale of 0.4 million tonnes of purchased methanol compared with a negative cash margin of $1 million on the resale of 0.4 million tonnes for the third quarter of 2007 and a positive cash margin of $13 million on the resale of 0.3 million tonnes for the fourth quarter of 2006. There was a sharp increase in contract methanol pricing as we entered the fourth quarter of 2007 and there were further increases during the quarter. As a result of this increased pricing, we realized holding gains from selling methanol that was purchased at lower pricing in the third quarter and early in the fourth quarter of 2007.
For the year ended December 31, 2007, we had a cash margin of $39 million on the resale of 1.5 million tonnes compared with a cash margin of $20 million on the resale of 1.1 million tonnes in 2006.
Depreciation and Amortization
Depreciation and amortization was $29 million for the fourth quarter of 2007 compared with $31 million for the third quarter of 2007. For the fourth quarter of 2007 and year ended December 31, 2007 depreciation and amortization was $29 million and $112 million, respectively, compared with $28 million and $107 million for the same periods in 2006. The increase in depreciation and amortization in 2007 compared with the same periods in 2006 is primarily as a result of a draw down of our produced inventories in 2007 which includes depreciation charges.
Interest Expense

	Three Months Ended			Years Ended
	Dec 31	Sep 30	Dec 31	Dec 31	Dec 31
($ millions)	2007	2007	2006	2007	2006

Interest expense before capitalized interest	$13	$13	$11	$48	$45
Less capitalized interest	(2)	(2)	—	(4)	—

Interest expense	$11	$11	$11	$44	$45

In May 2007, we reached financial close and secured limited recourse debt of $530 million for our joint venture project to construct a 1.3 million tonne per year methanol facility in Egypt. During the fourth quarter of 2007, interest costs related to this project were capitalized.
Interest and Other Income

	Three Months Ended			Years Ended
	Dec 31	Sep 30	Dec 31	Dec 31	Dec 31
($ millions)	2007	2007	2006	2007	2006

Interest and other income	$3	$7	$—	$27	$10

Interest and other income was $3 million for the fourth quarter of 2007 compared with $7 million for the third quarter of 2007. Interest and other income for the fourth quarter of 2007 and the year ended December 31, 2007 was $3 million and $27 million, respectively, compared with nil and $10 million for the same periods in 2006. The increase in interest and other income is primarily due to higher interest income earned in 2007.
Income Taxes
The effective tax rate for the fourth quarter of 2007 was 26% compared with 29% for the third quarter of 2007 and 28% for the fourth quarter of 2006. For the year ended December 31, 2007 was 28%. Excluding the unusual item related to the Trinidad tax adjustment, the effective tax rate was 31% in 2006. The statutory tax rate in Chile and Trinidad, where we earn a substantial portion of our pre-tax earnings, is 35%. Our Atlas facility in Trinidad has partial relief from corporation income tax until 2014.

METHANEX CORPORATION 2007 FOURTH QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 6

In Chile the tax rate consists of a first category tax that is payable when income is earned and a second category tax that is due when earnings are distributed from Chile. The second category tax is initially recorded as future income tax expense and is subsequently reclassified to current income tax expense when earnings are distributed. Accordingly, the ratio of current income tax expense to total income tax expense is highly dependent on the level of cash distributed from Chile.
During 2005, the Government of Trinidad and Tobago introduced new tax legislation retroactive to January 1, 2004. As a result, during 2005 we recorded a $17 million charge to increase future income tax expense to reflect the retroactive impact for the period January 1, 2004 to December 31, 2004. In February 2006, the Government of Trinidad and Tobago passed an amendment to this legislation that changed the retroactive effective date to January 1, 2005. As a result of this amendment we recorded an adjustment to decrease future income tax expense by a total of $26 million during the first quarter of 2006. The adjustment includes a reversal of the previous charge to 2005 earnings and an additional adjustment to recognize the benefit of tax deductions that were reinstated as a result of the change in the retroactive effective date.
SUPPLY/DEMAND FUNDAMENTALS
As we entered the fourth quarter of 2007, market conditions were tight and global inventories were low as a result of significant planned and unplanned production outages across the methanol industry, including our own facilities in Chile. As a result, there was a sharp increase in spot methanol pricing in September and contract methanol pricing in October. During the fourth quarter, global inventories remained low and market conditions remained tight which resulted in methanol prices increasing further in November and December and prices remaining at high levels into 2008. Global industry operating rates have increased recently and this has resulted in a reduction in spot methanol prices globally.
During 2008, we expect additions of approximately 1.7 million tonnes of methanol capacity outside of China. The next increment of world-scale capacity is a 1.7 million tonne per year plant under construction in Saudi Arabia and we expect product from this plant should be available to the market in the second half of 2008. We also believe that global methanol demand growth combined with the potential shutdown of high cost capacity as a result of high feedstock prices could offset this new industry supply during 2008.
Methanex Non-Discounted Regional Posted Prices 1

	Jan	Dec	Nov	Oct
(US$ per tonne)	2008	2007	2007	2007

United States	832	832	665	565
Europe [2]	772	555	555	555
Asia	720	720	620	520

[1]	Discounts from our posted prices are offered to customers based on various factors.

[2]	€525 at January 2008 (October 2007 – €390) converted to United States dollars at the date of settlement.
We believe global demand for methanol for traditional uses remains healthy and is underpinned by high growth rates in China and high energy prices. We believe that high energy prices are positive for and are currently supporting healthy demand for energy related derivatives such as dimethyl ether (DME) and fuel blending, biodiesel, and MTBE.
We believe methanol demand in China will continue to grow at high rates as a result of very strong traditional demand driven by high industrial production growth rates and additional demand related to non-traditional uses for methanol such as gasoline blending and DME. We also believe that there is increasing pressure on the cost structure of the Chinese methanol industry and the cost to export as a result of escalating feedstock costs in China, the continued appreciation of the Chinese currency and a decision by the government of China to reduce tax rebates offered to Chinese exporters of methanol during 2007. At the beginning of the fourth quarter of 2007, China was a net importer of methanol. However, in the current environment of very high methanol prices, we believe China has the incentive to operate at higher production rates and export methanol and that towards the end of the fourth quarter, we believe that imports have been reduced and exports have increased. We believe in a lower price environment substantially all domestic methanol production in China will be consumed within the local market and that imports of methanol into China will grow over time.

METHANEX CORPORATION 2007 FOURTH QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 7

LIQUIDITY AND CAPITAL RESOURCES
Cash flows from operating activities before changes in non-cash working capital in the fourth quarter of 2007 were $188 million compared with $218 million for the same period in 2006. For the year ended December 31, 2007, our cash flows from operating activities before changes in non-cash working capital were $494 million compared with $623 million for the same period in 2006. During the fourth quarter of 2007, our non-cash working capital increased by $108 million primarily as a result of the impact of higher methanol pricing on our working capital balances.
During the fourth quarter of 2007, we repurchased 1.4 million common shares at an average price of US$27.94 per share, totaling $40 million, under a normal course issuer bid that expires May 16, 2008. At December 31, 2007, we have repurchased a total of 4.3 million common shares of the maximum allowable repurchase under this bid of 8.7 million common shares. For the year ended December 31, 2007, we repurchased a total of 8.0 million common shares at an average price of US$25.45 per share, totaling $205 million, inclusive of 3.7 million common shares repurchased in 2007 under a normal course issuer bid that expired May 16, 2007.
During the fourth quarter of 2007, we paid a quarterly dividend of US$0.14 per share, or $14 million. For the year ended December 31, 2007 we paid total dividends of US$0.545 per share, or $55 million.
In May 2007, we reached financial close for our project to construct a 1.3 million tonne per year methanol facility at Damietta on the Mediterranean Sea in Egypt. We are developing the project through a joint venture in which we have a 60% interest. The joint venture has secured limited recourse debt of $530 million. We expect commercial operations from the methanol facility to begin in early 2010 and we will purchase and sell 100% of the methanol from the facility. The total estimated future costs to complete the project over the next three years, excluding financing costs and working capital, are expected to be approximately $665 million. Our 60% share of future equity contributions, excluding financing costs and working capital, over the next three years is estimated to be approximately $175 million and we expect to fund these expenditures from cash generated from operations and cash on hand.
We have excellent financial capacity and flexibility. Our cash balance at December 31, 2007 was $488 million and we have a strong balance sheet with an undrawn $250 million credit facility. We invest our cash only in highly rated instruments that have maturities of three months or less to ensure preservation of capital and appropriate liquidity. Our planned capital maintenance expenditure program directed towards major maintenance, turnarounds and catalyst changes is currently estimated to total approximately $95 million for the period to the end of 2010.
We are well positioned to meet our financial requirements related to the methanol project in Egypt, complete our capital maintenance spending program, pursue new opportunities to enhance our leadership position in the methanol industry, pursue opportunities to invest to accelerate the development of natural gas in Southern Chile, investigate opportunities related to new methanol demand for energy applications and continue to deliver on our commitment to return excess cash to shareholders.
The credit ratings for our unsecured notes at December 31, 2007 were as follows:

Standard & Poor’s Rating Services	BBB- (stable)
Moody’s Investor Services	Ba1 (stable)
Fitch Ratings	BBB (stable)

Credit ratings are not recommendations to purchase, hold or sell securities and do not comment on market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future.
SHORT-TERM OUTLOOK
We are entering 2008 in an environment of strong pricing, although recently spot prices have declined. We have historically low inventories, but at higher costs due to the high methanol price environment. During 2008, we expect to see new non-traditional demand growth for methanol for energy related uses such as di-methyl ether (DME) and fuel blending. It is our view that traditional and non-traditional growth, along with closures of high cost capacity, will substantially offset the new supply that is scheduled to start up over the coming year. We believe that supply/demand fundamentals will be balanced to tight during 2008 and that methanol prices will be underpinned by strong demand in China and global energy prices.
The methanol price will ultimately depend on industry operating rates, global energy prices, the rate of industry restructuring and the strength of global demand. We believe that our excellent financial position and financial flexibility, outstanding global supply network and low cost position will provide a sound basis for Methanex continuing to be the leader in the methanol industry.

METHANEX CORPORATION 2007 FOURTH QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 8

CRITICAL ACCOUNTING POLICIES AND ESTIMATES
These interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) on a basis consistent with those followed in the most recent annual consolidated financial statements, except as described in Note 2 to our interim consolidated financial statements. Certain of our accounting policies are recognized as critical because they require management to make subjective or complex judgments about matters that are inherently uncertain. Our critical accounting policies and estimates relate to property, plant and equipment, asset retirement obligations, and income taxes. For further details, refer to pages 29 to 30 of our 2006 Annual Report.
CHANGES IN ACCOUNTING POLICIES OR ESTIMATES
On January 1, 2007, we adopted, on a prospective basis, the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1530, Comprehensive Income, Section 3251, Equity, Section 3855, Financial Instruments - Recognition and Measurement, Section 3861, Financial Instruments - Disclosure and Presentation, and Section 3865, Hedges. These standards, and the impact on our financial statements, are discussed in Note 2 to our interim consolidated financial statements.
CONTROLS AND PROCEDURES
For the three months ended December 31, 2007, no changes were made that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
ADDITIONAL INFORMATION – SUPPLEMENTAL NON-GAAP MEASURES
In addition to providing measures prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP), we present certain supplemental non-GAAP measures. These are Adjusted EBITDA, income before unusual items (after-tax), diluted income before unusual items (after-tax) per share, operating income and cash flows from operating activities before changes in non-cash working capital. These measures do not have any standardized meaning prescribed by Canadian GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. We believe these measures are useful in evaluating the operating performance and liquidity of the Company’s ongoing business. These measures should be considered in addition to, and not as a substitute for, net income, cash flows and other measures of financial performance and liquidity reported in accordance with Canadian GAAP.

METHANEX CORPORATION 2007 FOURTH QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 9

Adjusted EBITDA
This supplemental non-GAAP measure is provided to assist readers in determining our ability to generate cash from operations. We believe this measure is useful in assessing performance and highlighting trends on an overall basis. We also believe Adjusted EBITDA is frequently used by securities analysts and investors when comparing our results with those of other companies. Adjusted EBITDA differs from the most comparable GAAP measure, cash flows from operating activities, primarily because it does not include changes in non-cash working capital, other cash payments related to operating activities, stock-based compensation expense, other non-cash items, interest expense, interest and other income, and current income taxes.
The following table shows a reconciliation of cash flows from operating activities to Adjusted EBITDA:

	Three Months Ended			Years Ended
	Dec 31	Sep 30	Dec 31	Dec 31	Dec 31
($ thousands)	2007	2007	2006	2007	2006

Cash flows from operating activities	$79,911	$132,497	$149,731	$527,335	$468,837
Add (deduct):
Changes in non-cash working capital	107,923	(72,609)	68,761	(33,396)	154,083
Other cash payments	11,938	598	15,612	16,824	27,322
Stock-based compensation expense	(6,755)	(5,386)	(8,702)	(22,410)	(31,199)
Other non-cash items	(3,105)	(4,282)	(2,854)	(13,574)	(8,422)
Interest expense	10,878	10,807	11,096	43,911	44,586
Interest and other income	(2,583)	(6,601)	316	(26,862)	(9,598)
Current income taxes	72,139	13,571	45,252	160,514	154,466

Adjusted EBITDA	$270,346	$68,595	$279,212	$652,342	$800,075

Income before Unusual Items (after-tax) and Diluted Income before Unusual Items (after-tax) Per Share
These supplemental non-GAAP measures are provided to assist readers in comparing earnings from one period to another without the impact of unusual items that management considers to be non-operational and/or non-recurring. Diluted income before unusual items (after-tax) per share has been calculated by dividing income before unusual items (after-tax) by the diluted weighted average number of common shares outstanding.
The following table shows a reconciliation of net income to income before unusual items (after-tax) and the calculation of diluted income before unusual items (after-tax) per share:

	Three Months Ended			Years Ended
	Dec 31	Sep 30	Dec 31	Dec 31	Dec 31
($ thousands, except number of shares and per share amounts)	2007	2007	2006	2007	2006

Net income	$171,697	$23,610	$172,445	$375,667	$482,949
Add (deduct) unusual items:
Future income taxes related to a change in tax legislation	—	—	—	—	(25,753)

Income before unusual items (after-tax)	$171,697	$23,610	$172,445	$375,667	$457,196

Diluted weighted average number of common shares	99,616,275	100,417,273	106,890,909	102,129,929	109,441,404
Diluted income before unusual items (after-tax) per share	$1.72	$0.24	$1.61	$3.68	$4.18

METHANEX CORPORATION 2007 FOURTH QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 10

Operating Income and Cash Flows from Operating Activities before Non-Cash Working Capital
Operating income and cash flows from operating activities before changes in non-cash working capital are reconciled to Canadian GAAP measures in our consolidated statements of income and consolidated statements of cash flows, respectively.
QUARTERLY FINANCIAL DATA (UNAUDITED)
A summary of selected financial information for the prior eight quarters is as follows:

	Three Months Ended
	Dec 31	Sep 30	Jun 30	Mar 31
($ thousands, except per share amounts)	2007	2007	2007	2007

Revenue	$731,057	$395,118	$466,414	$673,932
Net income	171,697	23,610	35,654	144,706
Basic net income per common share	1.74	0.24	0.35	1.38
Diluted net income per common share	1.72	0.24	0.35	1.37

	Three Months Ended
	Dec 31	Sep 30	Jun 30	Mar 31
($ thousands, except per share amounts)	2006	2006	2006	2006

Revenue	$668,159	$519,586	$460,915	$459,590
Net income	172,445	113,230	82,097	115,177
Basic net income per common share	1.62	1.05	0.75	1.02
Diluted net income per common share	1.61	1.05	0.75	1.02

METHANEX CORPORATION 2007 FOURTH QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 11

HOW WE ANALYZE OUR BUSINESS
We review our results of operations by analyzing changes in the components of our Adjusted EBITDA (refer to Supplemental Non-GAAP Measures for a reconciliation to the most comparable GAAP measure), depreciation and amortization, interest expense, interest and other income, unusual items and income taxes. In addition to the methanol that we produce at our facilities, we also purchase and re-sell methanol produced by others. We analyze the results of produced methanol sales separately from purchased methanol sales as the margin characteristics of each are very different.
Produced Methanol
Our production facilities generate the substantial proportion of our Adjusted EBITDA, and accordingly, the key drivers of changes in our Adjusted EBITDA for produced methanol are analyzed separately. The key drivers of changes in our Adjusted EBITDA for produced methanol are average realized price, sales volume and cash costs. Changes in Adjusted EBITDA related to our produced methanol include our sales of methanol from our facilities in Chile, Trinidad and New Zealand.
The price, cash cost and volume variances included in our Adjusted EBITDA analysis for produced methanol are defined and calculated as follows:

PRICE	The change in our Adjusted EBITDA as a result of changes in average realized price is calculated as the difference from period-to-period in the selling price of produced methanol multiplied by the current period sales volume of produced methanol. Sales under long-term contracts where the prices are either fixed or linked to our costs plus a margin are included as sales of produced methanol. Accordingly, the selling price of produced methanol will differ from the selling price of purchased methanol.

COST	The change in our Adjusted EBITDA as a result of changes in cash costs is calculated as the difference from period-to-period in cash costs per tonne multiplied by the sales volume of produced methanol in the current period plus the change in unabsorbed fixed cash costs. The change in selling, general and administrative expenses and fixed storage and handling costs are included in the analysis of methanol produced at our Chile, Trinidad and New Zealand facilities.

VOLUME	The change in our Adjusted EBITDA as a result of changes in sales volume is calculated as the difference from period-to-period in the sales volume of produced methanol multiplied by the margin per tonne for the prior period. The margin per tonne is calculated as the selling price per tonne of produced methanol less absorbed fixed cash costs per tonne and variable cash costs per tonne (excluding Argentina natural gas export duties costs per tonne).
Purchased Methanol
The cost of sales of purchased methanol consists principally of the cost of the methanol itself, which is directly related to the price of methanol at the time of purchase. Accordingly, the analysis of purchased methanol and its impact on our Adjusted EBITDA is discussed on a net margin basis.

METHANEX CORPORATION 2007 FOURTH QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 12

FORWARD-LOOKING STATEMENTS
Information in this press release and the Fourth Quarter 2007 Management’s Discussion and Analysis contains forward-looking statements. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements. Methanex believes that it has a reasonable basis for making such forward-looking statements. However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, the ability to successfully carry out corporate initiatives and strategies, conditions in the methanol and other industries including the supply and demand balance for methanol, the success of natural gas exploration and development activities in southern Chile and our ability to obtain any additional gas in that region on commercially acceptable terms, actions of competitors and suppliers, actions of governments and governmental authorities, changes in laws or regulations in foreign jurisdictions, world-wide economic conditions and other risks described in our 2006 Management’s Discussion & Analysis and the attached Fourth Quarter 2007 Management’s Discussion and Analysis. Undue reliance should not be placed on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes anticipated in forward-looking statements may not occur and we do not undertake to update forward-looking statements. These materials also contain certain non-GAAP financial measures. Non-GAAP financial measures do not have any standardized meaning and therefore are unlikely to be comparable to similar measures used by other companies. For more information regarding these non-GAAP measures, please see our 2006 Management’s Discussion & Analysis and refer to Additional Information – Supplemental Non-Gaap Measures section on page 12 of the Fourth Quarter 2007 Management’s Discussion and Analysis.

METHANEX CORPORATION 2007 FOURTH QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 13

Methanex Corporation
Consolidated Statements of Income (unaudited)
(thousands of U.S. dollars, except number of common shares and per share amounts)

	Three Months Ended		Years Ended
	Dec 31	Dec 31	Dec 31	Dec 31
	2007	2006	2007	2006

Revenue	$731,057	$668,159	$2,266,521	$2,108,250

Cost of sales and operating expenses	460,711	388,947	1,614,179	1,308,175
Depreciation and amortization	29,070	27,677	112,428	106,828

Operating income before undernoted items	241,276	251,535	539,914	693,247
Interest expense (note 6)	(10,878)	(11,096)	(43,911)	(44,586)
Interest and other income (expense)	2,583	(316)	26,862	9,598

Income before income taxes	232,981	240,123	522,865	658,259
Income taxes:
Current	(72,139)	(45,252)	(160,514)	(154,466)
Future	10,855	(22,426)	13,316	(46,597)
Future income tax recovery related to change in tax legislation (note 7)	—	—	—	25,753

	(61,284)	(67,678)	(147,198)	(175,310)

Net income	$171,697	$172,445	$375,667	$482,949

Net income per common share:
Basic	$1.74	$1.62	$3.69	$4.43
Diluted	$1.72	$1.61	$3.68	$4.41

Weighted average number of common shares outstanding:
Basic	98,935,669	106,486,900	101,717,341	109,110,689
Diluted	99,616,275	106,890,909	102,129,929	109,441,404

Number of common shares outstanding at period end	98,310,254	105,800,942	98,310,254	105,800,942
See accompanying notes to consolidated financial statements.

METHANEX CORPORATION 2007 FOURTH QUARTER REPORT CONSOLIDATED FINANCIAL STATEMENTS	PAGE 14

Methanex Corporation
Consolidated Balance Sheets (unaudited)
(thousands of U.S. dollars)

	Dec 31	Dec 31
	2007	2006

ASSETS
Current assets:
Cash and cash equivalents	$488,224	$355,054
Receivables	394,843	366,387
Inventories	312,143	244,766
Prepaid expenses	20,889	24,047

	1,216,099	990,254
Property, plant and equipment (note 3)	1,542,100	1,362,281
Other assets	104,700	100,518

	$2,862,899	$2,453,053

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$459,020	$309,979
Current maturities on long-term debt (note 5)	15,282	14,032
Current maturities on other long-term liabilities	16,965	17,022

	491,267	341,033
Long-term debt (note 5)	581,987	472,884
Other long-term liabilities	74,431	68,818
Future income tax liabilities (note 7)	338,602	351,918
Non-controlling interest	41,258	9,149
Shareholders’ equity:
Capital stock	451,640	474,739
Contributed surplus	16,021	10,346
Retained earnings	876,348	724,166
Accumulated other comprehensive income (loss)	(8,655)	—

	1,335,354	1,209,251

	$2,862,899	$2,453,053

See accompanying notes to consolidated financial statements.

METHANEX CORPORATION 2007 FOURTH QUARTER REPORT CONSOLIDATED FINANCIAL STATEMENTS	PAGE 15

Methanex Corporation
Consolidated Statements of Shareholders’ Equity (unaudited)
(thousands of U.S. dollars, except number of common shares)

					Accumulated
	Number of				Other	Total
	Common	Capital	Contributed	Retained	Comprehensive	Shareholders’
	Shares	Stock	Surplus	Earnings	Income (Loss)	Equity

Balance, December 31, 2005	113,645,292	$502,879	$4,143	$442,492	$—	$949,514
Net income	—	—	—	482,949	—	482,949
Compensation expense recorded for stock options	—	—	8,568	—	—	8,568
Issue of shares on exercise of stock options	680,950	7,519	—	—	—	7,519
Reclassification of grant date fair value on exercise of stock options	—	2,365	(2,365)	—	—	—
Payments for shares repurchased	(8,525,300)	(38,024)	—	(148,755)	—	(186,779)
Dividend payments	—	—	—	(52,520)	—	(52,520)

Balance, December 31, 2006	105,800,942	474,739	10,346	724,166	—	1,209,251
Net income	—	—	—	203,970	—	203,970
Compensation expense recorded for stock options	—	—	7,111	—	—	7,111
Issue of shares on exercise of stock options	254,075	4,163	—	—	—	4,163
Reclassification of grant date fair value on exercise of stock options	—	1,640	(1,640)	—	—	—
Payments for shares repurchased	(6,612,763)	(29,805)	—	(134,967)	—	(164,772)
Dividend payments	—	—	—	(41,277)	—	(41,277)
Other comprehensive income (loss)	—	—	—	—	(2,200)	(2,200)

Balance, September 30, 2007	99,442,254	450,737	15,817	751,892	(2,200)	1,216,246
Net income	—	—	—	171,697	—	171,697
Compensation expense recorded for stock options	—	—	2,232	—	—	2,232
Issue of shares on exercise of stock options	298,100	5,357	—	—	—	5,357
Reclassification of grant date fair value on exercise of stock options	—	2,028	(2,028)	—	—	—
Payments for shares repurchased	(1,430,100)	(6,482)	—	(33,473)	—	(39,955)
Dividend payments	—	—	—	(13,768)	—	(13,768)
Other comprehensive income (loss)	—	—	—	—	(6,455)	(6,455)

Balance, December 31, 2007	98,310,254	$451,640	$16,021	$876,348	$(8,655)	$1,335,354

See accompanying notes to consolidated financial statements.
Consolidated Statements of Comprehensive Income (unaudited)
(thousands of U.S. dollars)

	Three months	Year
	ended	ended
	Dec 31	Dec 31
	2007	2007

Net income	$171,697	$375,667
Other comprehensive income (loss):
Change in fair value of forward exchange contracts, net of tax (note 12)	79	(45)
Change in fair value of interest rate swap contracts, net of tax (note 12)	(6,534)	(8,610)

	(6,455)	(8,655)

Comprehensive income	$165,242	$367,012

See accompanying notes to consolidated financial statements.

METHANEX CORPORATION 2007 FOURTH QUARTER REPORT CONSOLIDATED FINANCIAL STATEMENTS	PAGE 16

Methanex Corporation
Consolidated Statements of Cash Flows (unaudited)
(thousands of U.S. dollars)

	Three Months Ended		Years Ended
	Dec 31	Dec 31	Dec 31	Dec 31
	2007	2006	2007	2006

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$171,697	$172,445	$375,667	$482,949
Add (deduct) non-cash items:
Depreciation and amortization	29,070	27,677	112,428	106,828
Future income taxes	(10,855)	22,426	(13,316)	20,844
Stock-based compensation expense	6,755	8,702	22,410	31,199
Other	3,105	2,854	13,574	8,422
Other cash payments	(11,938)	(15,612)	(16,824)	(27,322)

Cash flows from operating activities before undernoted	187,834	218,492	493,939	622,920
Changes in non-cash working capital (note 11)	(107,923)	(68,761)	33,396	(154,083)

	79,911	149,731	527,335	468,837

CASH FLOWS FROM FINANCING ACTIVITIES
Payments for shares repurchased	(39,955)	(35,671)	(204,727)	(186,779)
Dividend payments	(13,768)	(13,239)	(55,045)	(52,520)
Proceeds from limited recourse debt (note 5)	35,000	—	131,574	—
Financing costs	—	—	(8,725)	—
Equity contribution by non-controlling interest	11,601	4,419	32,109	9,149
Repayment of limited recourse debt	(7,328)	(7,016)	(14,344)	(14,032)
Proceeds on issue of shares on exercise of stock options	5,357	1,857	9,520	7,519
Changes in debt service reserve accounts	135	—	1,035	(2,301)
Repayment of other long-term liabilities	(1,384)	(1,063)	(5,153)	(5,897)

	(10,342)	(50,713)	(113,756)	(244,861)

CASH FLOWS FROM INVESTING ACTIVITIES
Property, plant and equipment	(24,165)	(9,705)	(76,239)	(42,195)
Plant and equipment construction costs (note 14)	(87,804)	(4,976)	(201,922)	(20,796)
Other assets	(14,610)	486	(19,788)	355
Changes in non-cash working capital (note 11)	12,027	5,689	17,540	34,959

	(114,552)	(8,506)	(280,409)	(27,677)

Increase (decrease) in cash and cash equivalents	(44,983)	90,512	133,170	196,299
Cash and cash equivalents, beginning of period	533,207	264,542	355,054	158,755

Cash and cash equivalents, end of period	$488,224	$355,054	$488,224	$355,054

SUPPLEMENTARY CASH FLOW INFORMATION
Interest paid	$5,641	$5,938	$38,454	$38,577
Income taxes paid, net of amounts refunded	$41,176	$12,246	$144,169	$110,275
See accompanying notes to consolidated financial statements.

METHANEX CORPORATION 2007 FOURTH QUARTER REPORT CONSOLIDATED FINANCIAL STATEMENTS	PAGE 17

Methanex Corporation
Notes to Consolidated Financial Statements (unaudited)
Except where otherwise noted, tabular dollar amounts are stated in thousands of U.S. dollars.
1.	Basis of presentation

These interim consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada on a basis consistent with those followed in the most recent annual consolidated financial statements, except as described in note 2 below. These accounting principles are different in some respects from those generally accepted in the United States and the significant differences are described and reconciled in note 15. These interim consolidated financial statements do not include all note disclosures required by Canadian generally accepted accounting principles for annual financial statements, and therefore should be read in conjunction with the annual consolidated financial statements included in the Methanex Corporation 2006 Annual Report.

2.	Changes in accounting policies

On January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1530, Comprehensive Income, Section 3251, Equity, Section 3855, Financial Instruments — Recognition and Measurement, Section 3861, Financial Instruments - Disclosure and Presentation, and Section 3865, Hedges. These new accounting standards, which apply to fiscal years beginning on or after October 1, 2006, provide comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied. Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with generally accepted accounting principles.

Under these new standards, financial instruments must be classified into one of five categories and, depending on the category, will either be measured at amortized cost or fair value. Held-to-maturity, loans and receivables and other financial liabilities are measured at amortized cost. Held for trading and available-for-sale financial assets are measured on the balance sheet at fair value. Changes in fair value of held-for-trading financial assets are recognized in earnings while changes in fair value of available-for-sale financial instruments are recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in earnings. Under adoption of these new standards, the Company classified its cash as held-for-trading, which is measured at fair value. Accounts receivable are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities, long-term debt, net of debt issuance costs, and other long-term liabilities are classified as other financial liabilities, which are also measured at amortized cost.

Under these new standards, derivative financial instruments, including embedded derivatives, are classified as held for trading and are recorded on the balance sheet at fair value unless exempted as a normal purchase and sale arrangement. The Company records all changes in fair value of derivative financial instruments in earnings unless the instruments are designated as cash flow hedges. The Company enters into and designates as cash flow hedges certain forward exchange sales contracts to hedge foreign exchange exposure on anticipated sales. The Company also enters into and designates as cash flow hedges certain interest rate swap contracts to hedge variable interest rate exposure on its limited recourse debt. The effective portion of changes in fair value of these forward exchange sales contracts and interest rate swap contracts is recognized in other comprehensive income. Any gain or loss in fair value relating to the ineffective portion is recognized immediately in earnings.

These standards have been adopted on a prospective basis beginning January 1, 2007. For additional information, see note 12.

METHANEX CORPORATION 2007 FOURTH QUARTER REPORT NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	PAGE 18

3. Property, plant and equipment

		Accumulated	Net Book
	Cost	Depreciation	Value

December 31, 2007
Plant and equipment	$2,774,392	$1,530,947	$1,243,445
Plant and equipment under construction	227,783	—	227,783
Other	124,779	53,907	70,872

	$3,126,954	$1,584,854	$1,542,100

December 31, 2006
Plant and equipment	$2,728,837	$1,451,162	$1,277,675
Plant and equipment under construction	25,861	—	25,861
Other	102,597	43,852	58,745

	$2,857,295	$1,495,014	$1,362,281

4. Interest in Atlas joint venture
The Company has a 63.1% joint venture interest in Atlas Methanol Company (Atlas). Atlas owns a 1.7 million tonne per year methanol production facility in Trinidad. Included in the consolidated financial statements are the following amounts representing the Company’s proportionate interest in Atlas:

	Dec 31	Dec 31
Consolidated Balance Sheets	2007	2006

Cash and cash equivalents	$20,128	$19,268
Other current assets	88,524	62,420
Property, plant and equipment	263,942	264,292
Other assets	16,329	22,471
Accounts payable and accrued liabilities	37,026	28,644
Long-term debt, including current maturities (note 5)	119,891	136,916
Future income tax liabilities (note 7)	16,099	10,866

	Three Months Ended		Years Ended
	Dec 31	Dec 31	Dec 31	Dec 31
Consolidated Statements of Income	2007	2006	2007	2006
Revenue	$114,324	$60,307	$258,418	$219,879
Expenses	80,242	57,068	214,981	182,656

Income before income taxes	34,082	3,239	43,437	37,223
Income taxes (note 7)	(5,902)	(687)	(9,458)	9,997

Net income	$28,180	$2,552	$33,979	$47,220

	Three Months Ended		Years Ended
	Dec 31	Dec 31	Dec 31	Dec 31
Consolidated Statements of Cash Flows	2007	2006	2007	2006
Cash inflows (outflows) from operating activities	$(818)	$(15,782)	$40,317	$23,465
Cash outflows from financing activities	(6,881)	(7,016)	(12,997)	(14,032)
Cash outflows from investing activities	(2,521)	(353)	(16,380)	(3,137)

METHANEX CORPORATION 2007 FOURTH QUARTER REPORT NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	PAGE 19

5. Long-term debt:

	Dec 31	Dec 31
	2007	2006

Unsecured notes
8.75% due August 15, 2012	$197,776	$200,000
6.00% due August 15, 2015	148,340	150,000

	346,116	350,000
Atlas limited recourse debt facilities	119,891	136,916
Egypt limited recourse debt facilities	116,574	—
Other limited recourse debt	14,688	—

	597,269	486,916
Less current maturities	(15,282)	(14,032)

	$581,987	$472,884

During the second quarter of 2007, the Company achieved financial close to construct a methanol plant in Egypt (as described in note 14). The debt facilities are for an aggregate maximum of $530 million with interest payable semi-annually based on rates of LIBOR plus approximately 1.1% to 1.2% during construction and increasing to approximately 1.4% to 1.6% by the end of the loan term. The LIBOR-based interest payments on approximately half of the projected outstanding debt balance have been fixed at 5.1% through interest rate swap agreements for the period September 28, 2007 to March 31, 2015 as described in note 12(c). Principal is paid in 24 semi-annual payments which will commence in September 2010. Under the terms of the Egypt limited recourse debt facilities, the Egypt entity can make cash or other distributions after fulfilling certain conditions.
The limited recourse debt facilities of Egypt and Atlas are described as limited recourse as they are secured only by the assets of the Egypt entity and the Atlas joint venture, respectively.
Other limited recourse debt is payable over 12 years in equal quarterly principal payments beginning October 2007. Interest on this debt is payable quarterly at LIBOR plus 0.75%.
6. Interest expense:

	Three Months Ended		Years Ended
	Dec 31	Dec 31	Dec 31	Dec 31
	2007	2006	2007	2006
Interest expense before capitalized interest	$13,242	$11,096	$48,104	$44,586
Less: capitalized interest related to Egypt project	(2,364)	—	(4,193)	—

Interest expense	$10,878	$11,096	$43,911	$44,586

In May 2007, the Company reached financial close and secured limited recourse debt of $530 million for its joint venture project to construct a 1.3 million tonne per year methanol facility in Egypt. For the three months and year ended December 31, 2007, interest costs related to this project of $2 million and $4 million, respectively, were capitalized.
7. Future income taxes related to change in tax legislation:
During 2005, the Government of Trinidad and Tobago introduced new tax legislation retroactive to January 1, 2004. As a result, during 2005 we recorded a $16.9 million charge to increase future income tax expense to reflect the retroactive impact for the period January 1, 2004 to December 31, 2004. In February 2006, the Government of Trinidad and Tobago passed an amendment to this legislation that changed the retroactive date to January 1, 2005. As a result of the amendment we recorded an adjustment to decrease future income taxes by a total of $25.8 million. The adjustment is made up of the reversal of the previous charge to 2005 earnings of $16.9 million and an additional adjustment of $8.9 million to recognize the benefit of tax deductions that were reinstated as a result of the change in the implementation date.

METHANEX CORPORATION 2007 FOURTH QUARTER REPORT NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	PAGE 20

8. Net income per common share:
A reconciliation of the weighted average number of common shares outstanding is as follows:

	Three Months Ended		Years Ended
	Dec 31	Dec 31	Dec 31	Dec 31
	2007	2006	2007	2006
Denominator for basic net income per common share	98,935,669	106,486,900	101,717,341	109,110,689
Effect of dilutive stock options	680,606	404,009	412,588	330,715

Denominator for diluted net income per common share	99,616,275	106,890,909	102,129,929	109,441,404

9. Stock-based compensation:
a)	Stock options:
(i)	Incentive stock options:
Common shares reserved for outstanding incentive stock options at December 31, 2007:

	Options Denominated in CAD $		Options Denominated in US $
	Number of Stock	Weighted Average	Number of Stock	Weighted Average
	Options	Exercise Price	Options	Exercise Price
Outstanding at December 31, 2006	162,250	$8.40	2,404,925	$18.76
Granted	—	—	1,109,491	24.96
Exercised	(16,300)	9.69	(237,775)	16.90
Cancelled	(15,500)	11.28	(63,100)	19.79

Outstanding at September 30, 2007	130,450	$7.90	3,213,541	$21.01
Granted	—	—	—	—
Exercised	(26,000)	8.36	(272,100)	19.23
Cancelled	—	—	(20,460)	21.98

Outstanding at December 31, 2007	104,450	$7.79	2,920,981	$21.17

Information regarding the incentive stock options outstanding at December 31, 2007 is as follows:

	Options Outstanding at			Options Exercisable at
	December 31, 2007			December 31, 2007
	Weighted
	Average
	Remaining	Number of Stock	Weighted	Number of	Weighted
	Contractual Life	Options	Average Exercise	Stock Options	Average
Range of Exercise Prices	(Years)	Outstanding	Price	Exercisable	Exercise Price
Options denominated in CAD
$3.29 to 11.60	2.1	104,450	$7.79	104,450	$7.79

Options denominated in USD
$6.45 to 9.23	4.9	185,200	$8.34	185,200	$8.34
$11.56 to 25.21	5.5	2,735,781	22.04	462,766	19.61

	5.4	2,920,981	$21.17	647,966	$16.39

(ii)	Performance stock options:
As at December 31, 2007, there were 50,000 shares reserved for performance stock options with an exercise price of CAD $4.47. All outstanding performance stock options have vested and are exercisable.

METHANEX CORPORATION 2007 FOURTH QUARTER REPORT NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	PAGE 21

9.	Stock-based compensation (continued):
(iii)	Compensation expense related to stock options:

For the three months and year ended December 31, 2007, compensation expense related to stock options included in cost of sales and operating expenses was $2.2 million (2006 - $2.7 million) and $9.3 million (2006 — $8.6 million), respectively. The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2007		2006

Risk-free interest rate	4.5%		4.9%
Expected dividend yield	2%		2%
Expected life	5	years	5	years
Expected volatility	31%		40%
Expected forfeitures	5%		5%
Weighted average fair value of options granted (US$ per share)	$7.06		$8.82

b)	Deferred, restricted and performance share units:

Deferred, restricted and performance share units outstanding at December 31, 2007 are as follows:

	Number of	Number of	Number of
	Deferred Share	Restricted	Performance
	Units	Share Units	Share Units

Outstanding at December 31, 2006	318,746	518,757	406,082
Granted	34,925	6,000	325,779
Granted in-lieu of dividends	4,927	8,733	12,183
Redeemed	(92,696)	(7,109)	—
Cancelled	—	(5,978)	(18,774)

Outstanding at September 30, 2007	265,902	520,403	725,270
Granted	92,434	—	—
Granted in-lieu of dividends	1,348	70	3,489
Redeemed	—	(494,852)	—
Cancelled	—	(11,139)	(3,497)

Outstanding at December 31, 2007	359,684	14,482	725,262

Compensation expense for deferred, restricted and performance share units is initially measured at fair value based on the market value of the Company’s common shares and is recognized over the related service period. Changes in fair value are recognized in earnings for the proportion of the service that has been rendered at each reporting date. The fair value of deferred, restricted and performance share units at December 31, 2007 was $29.8 million compared with the recorded liability of $21.7 million. The difference between the fair value and the recorded liability of $8.1 million will be recognized over the weighted average remaining service period of approximately 1.4 years.
For the three months and year ended December 31, 2007, compensation expense related to deferred, restricted and performance share units included in cost of sales and operating expenses was $4.5 million (2006 — $6.0 million) and $13.1 million (2006 — $22.6 million), respectively. For the three months and year ended December 31, 2007, the compensation expense included $2.5 million (2006 – $3.7 million) and $3.5 million (2006 — $12.2 million), respectively, related to the effect of the increase in the Company’s share price. As at December 31, 2007, the Company’s share price was US$27.60 per share.
10.	Retirement plans:

Total net pension expense for the Company’s defined benefit and defined contribution pension plans during the three months and year ended December 31, 2007 was $1.6 million (2006 — $1.9 million) and $6.9 million (2006 — $7.6 million), respectively.

METHANEX CORPORATION 2007 FOURTH QUARTER REPORT NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	PAGE 22

11.	Changes in non-cash working capital:

The change in cash flows related to changes in non-cash working capital for the three months and year ended December 31, 2007 were as follows:

	Three Months Ended		Years Ended
	Dec 31	Dec 31	Dec 31	Dec 31
	2007	2006	2007	2006

Decrease (increase) in non-cash working capital:
Receivables	$(183,066)	$(47,654)	$(28,456)	$(69,865)
Inventories	(163,339)	(81,123)	(67,377)	(104,662)
Prepaid expenses	3,333	(4,426)	3,158	(10,492)
Accounts payable and accrued liabilities	248,472	67,654	149,041	74,079

	(94,600)	(65,549)	56,366	(110,940)
Adjustments for items not having a cash effect	(1,296)	2,477	(5,430)	(8,184)

Changes in non-cash working capital having a cash effect	$(95,896)	$(63,072)	$50,936	$(119,124)

These changes relate to the following activities:
Operating	$(107,923)	$(68,761)	$33,396	$(154,083)
Investing	12,027	5,689	17,540	34,959

Changes in non-cash working capital	$(95,896)	$(63,072)	$50,936	$(119,124)

12.	Derivative financial instruments:
a)	Forward exchange contracts:

As at December 31, 2007, the Company had forward exchange contracts to sell 4.0 million Euro in exchange for US dollars at an average exchange rate of 1.4236 maturing in 2008. The fair value of the forward exchange sales contracts was negative $0.1 million. The effective portion of changes in fair value of these forward exchange sales contracts is recognized in other comprehensive income.

b)	Interest rate swap contract:

The Company has an interest rate swap contract recorded at its fair value of negative $1.0 million in other long-term liabilities. Changes in fair value of this interest rate swap contract are recognized in earnings.

c)	Egypt debt interest rate swap contracts:

On August 29, 2007, the Company entered interest rate swap contracts to hedge the variability in LIBOR-based interest payments on its Egypt limited recourse debt facilities described in note 5. The interest rate swap contracts are effective from September 28, 2007 to March 31, 2015. These contracts swap the LIBOR-based interest payments to a fixed rate of 5.1% on approximately half of the projected outstanding debt for the period September 28, 2007 to March 31, 2015. The interest rate swap contracts are recorded at their fair value of negative $8.6 million in other long-term liabilities with the effective portion of the change in fair value recorded in other comprehensive income.

METHANEX CORPORATION 2007 FOURTH QUARTER REPORT NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	PAGE 23

13.	Argentina export duty costs:

Effective July 25, 2006, the government of Argentina increased the duty on exports of natural gas from Argentina to Chile, which have been in place since May 2004, from approximately $0.30 per mmbtu to approximately $2.25 per mmbtu. This duty is reviewed quarterly and is adjusted with reference to a basket of international energy prices. While the Company’s natural gas contracts provide that natural gas suppliers are to pay any duties levied by the government of Argentina, the Company was contributing towards the cost of these duties when it was receiving natural gas from Argentina during the first half of 2007. The Company is in continuing discussions with its Argentinean natural gas suppliers regarding the impact of the increased export duty. During the fourth quarter, the Company did not produce any methanol from natural gas from Argentina and there was no amount charged to earnings related to the cost of sharing export duties.
14.	Commitments:
a)	Egypt methanol project:

During the second quarter of 2007, the Company reached financial close for its project to construct a 1.3 million tonne per year methanol facility at Damietta on the Mediterranean Sea in Egypt. The Company owns 60% of Egyptian Methanex Methanol Company S.A.E. (“EMethanex”), which is the company that is developing the project. EMethanex has secured limited recourse debt of $530 million. The Company expects commercial operations from the methanol facility to begin in early 2010 and the Company will purchase and sell 100% of the methanol from the facility. The total estimated future costs to complete the project over the next three years, excluding financing costs and working capital, are expected to be approximately $665 million. Our 60% share of future equity contributions, excluding financing costs and working capital, over the next three years is estimated to be approximately $175 million and the Company expects to fund these expenditures from cash generated from operations and cash on hand.

The Company’s investment in EMethanex is accounted for using consolidation accounting. This results in 100% of the assets and liabilities of the Egypt entity being included in our balance sheet. The partners’ interest is presented as “non-controlling interest” on our balance sheet. Certain comparative figures related to this investment have been adjusted to conform with the accounting treatment in the current period.

b)	Natural gas prepayment agreement:

During the fourth quarter of 2007, the Company entered into a natural gas prepayment agreement with GeoPark Holdings Limited (GeoPark) under which the Company will provide up to US$40 million in financing over the period to December 31, 2008 to support and accelerate GeoPark’s natural gas exploration and development activities in the Fell Block in Southern Chile. As at December 31, 2007, the amount outstanding under the prepayment agreement is $14 million which has been recorded in other assets.

METHANEX CORPORATION 2007 FOURTH QUARTER REPORT NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	PAGE 24

15.	United States Generally Accepted Accounting Principles:

The Company follows generally accepted accounting principles in Canada (“Canadian GAAP”) which are different in some respects from those applicable in the United States and from practices prescribed by the United States Securities and Exchange Commission (“U.S. GAAP”).

The significant differences between Canadian GAAP and U.S. GAAP with respect to the Company’s consolidated statements of income for the three months and year ended December 31, 2007 and 2006 are as follows:

	Three Months Ended		Years Ended
	Dec 31	Dec 31	Dec 31	Dec 31
	2007	2006	2007	2006

Net income in accordance with Canadian GAAP	$171,697	$172,445	$375,667	$482,949
Add (deduct) adjustments for:
Depreciation and amortization [a]	(478)	(478)	(1,911)	(1,911)
Stock-based compensation [b]	(44)	(113)	277	(482)
Uncertainty in income taxes [c]	(1,648)	—	(5,455)	—
Income tax effect of above adjustments [d]	167	167	669	669

Net income in accordance with U.S. GAAP	$169,694	$172,021	$369,247	$481,225

Per share information in accordance with U.S. GAAP:
Basic net income per share	$1.72	$1.62	$3.63	$4.41
Diluted net income per share	$1.70	$1.61	$3.62	$4.40

The significant differences between Canadian GAAP and U.S. GAAP with respect to the Company’s consolidated statements of comprehensive income for the three months and year ended December 31, 2007 and 2006 are as follows:

	Three Months Ended
	December 31, 2007			December 31, 2006
	Cdn GAAP	Adjustments	U.S. GAAP	U.S. GAAP [1]

Net income	$171,697	$(2,003)	$169,694	$172,021
Change in fair value of forward exchange contracts, net of tax	79	—	79	—
Change in fair value of interest rate swap, net of tax	(6,534)	—	(6,534)	—
Change related to pension, net of tax [e]	—	(1,018)	(1,018)	—

Comprehensive income	$165,242	$(3,021)	$162,221	$172,021

	Years Ended
	December 31, 2007			December 31, 2006
	Cdn GAAP	Adjustments	U.S. GAAP	U.S. GAAP [1]

Net income	$375,667	$(6,420)	$369,247	$481,225

Change in fair value of forward exchange contracts, net of tax	(45)	—	(45)	—
Change in fair value of interest rate swap, net of tax	(8,610)	—	(8,610)	—
Change related to pension, net of tax [e]	—	(346)	(346)	—

Comprehensive income	$367,012	$(6,766)	$360,246	$481,225

[1]	A Consolidated Statement of Comprehensive Income was introduced under Canadian GAAP upon the adoption of Section 1530 on January 1, 2007. Accordingly, there is no reconciliation of Canadian GAAP to U.S. GAAP for the prior periods.
(a) Business combination:
Effective January 1, 1993, the Company combined its business with a methanol business located in New Zealand and Chile. Under Canadian GAAP, the business combination was accounted for using the pooling- of-interest method. Under U.S. GAAP, the business combination would have been accounted for as a purchase with the Company identified as the acquirer. For the three months and year ended December 31, 2007, an increase to depreciation expense of $0.5 million (2006 — $0.5 million) and $1.9 million (2006 — $1.9 million) respectively, was recorded in accordance with U.S. GAAP.

METHANEX CORPORATION 2007 FOURTH QUARTER REPORT NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	PAGE 25

(b) Stock-based compensation:
The Company has 22,350 stock options that are accounted for as variable plan options under U.S. GAAP because the exercise price of the stock options is denominated in a currency other than the Company’s functional currency or the currency in which the optionee is normally compensated. For Canadian GAAP purposes, no compensation expense has been recorded as these options were granted in 2001 which is prior to the effective implementation date for fair value accounting under Canadian GAAP. During the three months and year ended December 31, 2007, an increase to operating expense of nil (2006 – an increase of $0.1 million) and a decrease to operating expense of $0.3 million (2006 – increase of $0.5 million), respectively, was recorded in accordance with U.S. GAAP.
(c) Accounting for uncertainty in income taxes:
On January 1, 2007, the Company adopted Financial Accounting Standards Board (FASB) Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109 (FIN 48). FIN 48 clarifies the accounting for income taxes recognized in a Company’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes (SFAS 109). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, and transition. In accordance with the interpretation, the Company has recorded the cumulative effect adjustment as a $4.8 million increase to opening retained earnings, with no restatement of prior periods. During the three months and year ended December 31, 2007, adjustments to increase income tax expense by $1.6 million and $5.5 million, respectively, were recorded in accordance with U.S. GAAP.
(d) Income tax accounting:
The income tax differences include the income tax effect of the adjustments related to accounting differences between Canadian and U.S. GAAP.
(e) Defined benefit pension plans:
Effective January 1, 2006, U.S. GAAP requires the Company to measure the funded status of a defined benefit pension plan at its balance sheet reporting date and recognize the unrecorded overfunded or underfunded status as an asset or liability with the change in that unrecorded funded status recorded to other comprehensive income. Under U.S. GAAP, all deferred pension amounts from Canadian GAAP are reclassified to accumulated other comprehensive income. For the three months and year ending December 31, 2007, the amortization of these deferred pension amounts was reclassified from comprehensive income to earnings.
(f) Interest in Atlas joint venture:
U.S. GAAP requires interests in joint ventures to be accounted for using the equity method. Canadian GAAP requires proportionate consolidation of interests in joint ventures. The Company has not made an adjustment in this reconciliation for this difference in accounting principles because the impact of applying the equity method of accounting does not result in any change to net income or shareholders’ equity. This departure from U.S. GAAP is acceptable for foreign private issuers under the practices prescribed by the United States Securities and Exchange Commission.

METHANEX CORPORATION 2007 FOURTH QUARTER REPORT NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	PAGE 26

Methanex Corporation
Quarterly History (unaudited)

	2007	Q4	Q3	Q2	Q1	2006	Q4	Q3	Q2	Q1

METHANOL SALES VOLUMES
(thousands of tonnes)

Company produced	4,569	997	1,073	1,360	1,139	5,310	1,160	1,478	1,351	1,321
Purchased methanol	1,453	421	387	269	376	1,101	288	222	294	297
Commission sales [1]	590	195	168	89	138	584	134	176	133	141

	6,612	1,613	1,628	1,718	1,653	6,995	1,582	1,876	1,778	1,759

METHANOL PRODUCTION
(thousands of tonnes)

Chile	1,841	288	233	569	751	3,186	766	666	872	882
Titan, Trinidad	861	220	191	225	225	864	229	206	214	215
Atlas, Trinidad (63.1%)	982	278	290	234	180	1,057	267	264	273	253
New Zealand	435	75	122	120	118	404	111	71	118	104
	4,119	861	836	1,148	1,274	5,511	1,373	1,207	1,477	1,454

AVERAGE REALIZED METHANOL PRICE [2]
($/tonne)	375	514	270	286	444	328	460	305	279	283
($/gallon)	1.13	1.55	0.81	0.86	1.34	0.99	1.38	0.92	0.84	0.85

PER SHARE INFORMATION ($ per share)
Basic net income (loss)	$3.69	1.74	0.24	0.35	1.38	4.43	1.62	1.05	0.75	1.02
Diluted net income (loss)	$3.68	1.72	0.24	0.35	1.37	4.41	1.61	1.05	0.75	1.02

[1]	Commission sales represent volumes marketed on a commission basis. Commission income is included in revenue when earned.

[2]	Average realized price is calculated as revenue, net of commissions earned, divided by the total sales volumes of produced and purchased methanol.

METHANEX CORPORATION 2007 FOURTH QUARTER REPORT QUARTERLY HISTORY	PAGE 27